EXHIBIT 99.1

North American Construction Group Ltd. Announces Additional 5-Year Term Contract in the Oil Sands

ACHESON, Alberta, April 01, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced a 5-year Multiple Use Contract and an associated term contract with a major oil sands customer.  The agreement runs through December 2023 and the backlog value is expected to be approximately $400 million.

The agreement was executed within a newly formed joint venture, the Mikisew North American Limited Partnership.  Our joint venture partner, the Mikisew Group of Companies, is directly owned by the Mikisew Cree First Nation.

Joe Lambert, President & Chief Operating Officer, stated: “This contract award is the third time in the last year that a significant customer has demonstrated long-term faith in NACG and further enforces our future growth projections.  This agreement not only strengthens our backlog and five-year outlook but also represents the first agreement with our new partner, the Mikisew Cree First Nation.  We are excited to work with the Mikisew Group and believe this is the beginning of a long-term relationship in providing opportunity and benefits to their community while also providing safe, quality construction and mining services to our oil sands customers.”

Mr. Lambert added: “Our core backlog now stands at over $1.6 billion, compared with less than $100 million at this time last year. This distinct shift from a largely spot market to one underpinned by long term work commitments is directly linked to robust and consistent production outputs from several oil sands mines.”

Edward Courtoreille, Chief Executive Officer, Mikisew Group of Companies, stated: “We are proud to partner with the marketplace leader of heavy construction and mining services and elated of our subsequent 5-year agreement. Our new partnership allows our Group of Companies to provide long-term fiscal and employment benefits to members of the First Nation. This partnership not only provides opportunity for operating contracts throughout the full, multi-decade lifecycle of an oil sands mine but also allows us to pursue opportunities complimentary to our other businesses and further benefit our communities and the Mikisew Cree First Nation.”

About the Mikisew Group of Companies

Mikisew Group of Companies is owned directly by the Mikisew Cree First Nation. The Mikisew Group of Companies is comprised of two main operating entities (wholly owned) and 11 limited partnerships and joint ventures (majority owned) servicing the Alberta oil sands in various industries including site services, fleet maintenance, transportation services, emergency medical response and fire response, camp and catering services, construction services, structural steel, electrical and instrumentation services, aerodrome handling and facilities maintenance. For more information, visit www.mikisewgroup.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

This release refers to the non-GAAP financial measure “backlog”. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. See the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter and year ended December 31, 2018 for a detailed definition and explanation of backlog.

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “believe” or similar expressions.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s MD&A for the quarter and year ended December 31, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

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